UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74790 / April 23, 2015

Admin. Proc. File No. 3-16208

In the Matter of

21ST CENTURY TELESIS II, INC.,
AGEMARK CORP.,
ALNILAM CORP.,
AMERICAN CENTRALITY GROUP, INC., and
CHINA FEICUI GUODIAN GROUP LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by 21st Century Telesis II, Inc., Agemark Corp., Alnilam Corp., American Centrality Group, Inc., or China Feicui Guodian Group Ltd., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final decision of the Commission with respect to 21st Century Telesis II, Inc., Agemark Corp., Alnilam Corp., American Centrality Group, Inc., and China Feicui Guodian Group Ltd. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant

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[1]   17 C.F.R. § 201.360(d).

[2]   *21st Century Telesis II, Inc., Agemark Corp., Alnilam Corp., Am. Centrality Group, Inc., China Feicui Guodian Group Ltd., and Icon Public Ltd. Co.*, Initial Decision Rel. No. 720 (Dec. 16, 2014), 110 SEC Docket 09, 2014 WL 7146045. The Central Index Key numbers are: 947660 for 21st Century Telesis II, Inc.; 1077641 for Agemark Corp.; 1128288 for Alnilam Corp.; 1413414 for American Centrality Group, Inc.; and 818806 for China Feicui Guodian Group Ltd.

to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of 21st Century Telesis II, Inc., Agemark Corp., Alnilam Corp., American Centrality Group, Inc., and China Feicui Guodian Group Ltd. are hereby revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                                        Brent J. Fields
                                          Secretary

INITIAL DECISION RELEASE NO. 720
ADMINISTRATIVE PROCEEDING
File No. 3-16208

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of 21ST CENTURY TELESIS II, INC., AGEMARK CORP., ALNILAM CORP., AMERICAN CENTRALITY GROUP, INC., CHINA FEICUI GUODIAN GROUP LTD., and ICON PUBLIC LTD. CO.	INITIAL DECISION OF DEFAULT AS TO FIVE RESPONDENTS December 16, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents 21st Century Telesis II, Inc. (Telesis), Agemark Corp. (Agemark), Alnilam Corp. (Alnilam), American Centrality Group, Inc. (American Centrality), and China Feicui Guodian Group Ltd. (China Feicui) (collectively, the Five Respondents).[1] The revocations are based on the Five Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On October 22, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that the Five Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly

[1] This Initial Decision does not apply to Respondent Icon Public Ltd. Co. (Icon). On October 29, 2014, the Division of Enforcement filed a Motion to the Commission to Dismiss Icon and Brief in Support (Amended October 31, 2014), representing that Icon is current in its filings and is not subject to a suspension or revocation of its registration under the Securities Exchange Act of 1934.

failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13. OIP at 2-3. Telesis, Agemark, American Centrality, and China Feicui were served with the OIP by October 25, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by November 7, 2014. *21st Century Telesis II, Inc.*, Admin. Proc. Rulings Release No. 2080, 2014 SEC LEXIS 4628 (Dec. 3, 2014). Alnilam was served with the OIP on November 13, 2014, in accordance with Rule 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and its Answer was due by November 26, 2014. *Id.* at *2. On December 3, 2014, I ordered the Five Respondents to show cause by December 15, 2014, why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding, and warned that if they failed to respond, they would be deemed in default, the proceedings would be determined against them, and the registration of their securities would be revoked. *Id.* at *2-3. To date, none of the Five Respondents has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

The Five Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Telesis, Central Index Key (CIK) No. 947660, is a void Delaware corporation located in Costa Mesa, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Telesis is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1998, which reported a net loss of over $1.5 million for the prior three months.

Agemark, CIK No. 1077641, is a dissolved Nevada corporation located in Berkeley, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Agemark is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2004.

Alnilam, CIK No. 1128288, is a revoked Nevada corporation located in Costa Mesa, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Alnilam is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2008, which reported a net loss of $91,989 from its May 10, 2000, inception to June 30, 2008.

American Centrality, CIK No. 1413414, is a Nevada corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Centrality is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on December 19, 2007.

China Feicui, CIK No. 818806, is a revoked Nevada corporation located in Palm Desert, California, with a class of securities registered with the Commission pursuant to Exchange Act

Section 12(g). China Feicui is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of $418,929 from the company's February 24, 1987, inception to March 31, 2010.

In addition to their repeated failures to file timely periodic reports, the Five Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Five Respondents failed to file timely periodic reports. As a result, the Five Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

The Five Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate

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misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Five Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Five Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Five Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Five Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of 21st Century Telesis II, Inc., Agemark Corp., Alnilam Corp., American Centrality Group, Inc., and China Feicui Guodian Group Ltd. are hereby REVOKED.

It is FURTHER ORDERED that the prehearing conference scheduled for December 22, 2014, is CANCELED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge